March 20, 2024

VIA EDGAR TRANSMISSION

Mr. Alberto H. Zapata

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	SKK Access Income Fund (the “Trust” or “Fund”)
Registration Statement on Form N-2
Filing No.: 811-23856

Dear Mr. Zapata,

This correspondence responds to comments the Trust received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s Registration Statement on Form N-2 filed March 17, 2023 (the “Registration Statement”). For your convenience, the comments have been reproduced in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	General Comments

a.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including with respect to coinvestments.

Response: The Fund has not submitted any exemptive application(s) or no-action request(s) in connection with its Registration Statement, including with respect to coinvestments.

b.	Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund did not issue preferred or debt securities within a year from the effective date of the Registration Statement.

c.	Please confirm in correspondence that the Fund will include all disclosures required for restricted securities in the financial statements, including cost and acquisition dates.

Response: To the extent applicable, the Fund will include all disclosures required for restricted securities in the financial statements, including cost and acquisition dates.

JOHN F. RAMÍREZ ● PARTNER
11300 Tomahawk Creek Parkway, Suite 310 ● Leawood, KS 66211 ● p: 917.805.1818
Practus, LLP ● John.Ramirez@Practus.com ● Practus.com

United States Securities and Exchange Commission
March 20, 2024

2.	Cover Page

Please add the following bullets to the cover page of the prospectus in bold type:

a.	The Fund’s Shares will not be listed on an exchange and it is not anticipated that a secondary market will develop. An investment in the Fund constitutes an illiquid investment that is suitable for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in Fund Shares.

b.	The Fund intends to invest primarily in privately-held issuers for which very little public information exists and which may be more vulnerable to economic downturns and may experience substantial variations in operating results.

c.	The Fund’s Shares may not be sold, transferred or assigned without the written consent of the Fund.

d.	The amount of distributions that the Fund may pay, if any, is uncertain.

e.	The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as borrowings. Such distributions may constitute a return of capital and reduce the amount of capital available to us for investment.

Response: The Fund has added the foregoing bullets to the cover page of the prospectus in bold type.

3.	Summary of Terms

a.	Purchase and Repurchase of Shares (p. 1). The disclosure states that investors will be able to purchase Fund Shares quarterly at NAV, calculated as of the last business day of each quarter. Please confirm supplementally that the Fund will comply with Section 23(b) of the Act, which requires NAV to be determined within 48 hours of a sale of common stock to avoid sales below NAV.

United States Securities and Exchange Commission
March 20, 2024

Response: For such quarterly purchases, the Fund’s Shares are only sold and issued at the NAV calculated as of the last business day of each quarter (i.e., per Section 23(b) of the Act, the NAV is determined “as of a time within forty-eight hours, excluding Sundays and holidays, next preceding the time of such determination”).

b.	Investment Strategy (p. 2). The staff notes that the disclosures in this section contain qualifying language such as “for illustration only”, “includ[ing] but not limited to”, “may invest in [,]” the totality of which results in overbroad disclosures that fail to describe the Fund’s principal strategy in appropriate detail.

i.	The disclosure states that the “Adviser believes that complex credit markets that are under-capitalized by traditional lenders offer outsized return potential relative to those that are heavily trafficked.” Please clarify what segments of the credit markets are considered under-capitalized by the Adviser and which are considered “heavily trafficked.”

Response: The Fund has revised the disclosure to read as follows:

The Adviser believes that there may be investment opportunities in complex credit markets that are under-capitalized by traditional lenders (which will vary over time depending on market conditions) that could offer outsized return potential.

ii.	The disclosure states that the Fund intends to invest in private funds “within its focus areas” and lists various credit strategies “for illustration only.” Please disclose the Fund’s particular areas of focus. Please summarize the criteria for selecting particular Underlying Managers.

Response: The Fund has revised the disclosure to read as follows:

United States Securities and Exchange Commission
March 20, 2024

The Fund intends to seek, on an ongoing basis, to identify successful Private Markets Investment Funds within the foregoing focus areas.

Response: The Fund has revised the disclosure to include the following:

The Adviser seeks to achieve the investment objectives by utilizing a rigorous due diligence and Underlying Manager selection process consisting of idea generation and sourcing, underwriting, operational due diligence, portfolio construction, and monitoring and risk management (as described under “INVESTMENT PROGRAM” below).

iii.	Please provide additional detail regarding the specific types of Direct Investments that the Fund intends to make, e.g. equity investments, senior lien, unitranche, whole loans, mezzanine debt, etc.; disclose any relevant loan selection criteria or underwriting standards.

Response: The Fund has revised the disclosure to read as follows:

In addition, the Fund may invest in co-investments that are originated, serviced, and/or underwritten by the Underlying Managers (but not with other funds and accounts managed by the Adviser, unless subject to exemptive relief) (“Co-Investments”) and direct investments (“Direct Investments”) which may include, but are not limited to, private and public credit instruments, asset backed and structured credit agreements, lease agreements, other credit-related securities, originated, serviced, and/or underwritten (as described under “INVESTMENT PROGRAM” below) by the Fund itself.

iv.	With respect to Co-Investments, provide additional detail regarding the types of underlying investments, any relevant criteria for selecting Underlying Managers for Co-Investments, and provide appropriate risk disclosures, as applicable.

Response: Please see response to 3.b.iii. above.

v.	If part of the principal strategies, please disclose that the Fund intends to invest in regulated funds (ETFs, CEFs, mutual funds, money market funds, as applicable), disclose how such investments fit within the Fund’s principal strategies and what portion of Fund assets will be allocated to such investments, as applicable.

United States Securities and Exchange Commission
March 20, 2024

Response: Investment in regulated funds (ETFs, CEFs, mutual funds, money market funds, as applicable) is not presently part of the Fund’s principal strategies.

vi.	Please disclose if the Fund intends to invest, directly or indirectly, in “junk” bonds. Please disclose if the Fund intends to invest in distressed debt and/or defaulted securities and provide appropriate risk disclosures.

Response: The Fund does not presently intend to invest, directly or indirectly, in “junk” bonds, distressed debt, and/or defaulted securities.

vii.	Please disclose if the Fund intends to invest in emerging markets issuers and describe the types of investments, e.g. Direct Investments, Co-Investments, types of underlying issuers, etc.

Response: The Fund does not presently intend to invest in emerging markets issuers.

viii.	Please disclose whether the Fund intends to invest through one or more wholly-owned subsidiaries (as described in accord with the wholly-owned subsidiaries comments below), including any REIT Subsidiaries (defined on S-10 of the SAI). Add related disclosure to the Summary of Terms and more detailed discussion of risks later in the Registration Statement.

Response: The Fund does not presently intend to invest through one or more wholly-owned subsidiaries, including any REIT Subsidiaries (defined on S-10 of the SAI).

c.	Other Fees and Expenses (p. 3). Please add disclosure to this section concerning the possible imposition of an Early Repurchase Fee, which the Fund reserves the right to institute in the future. Provide a cross reference to the discussion of the Early Repurchase Fee on page 59.

United States Securities and Exchange Commission
March 20, 2024

Response: The Fund has added the following disclosure:

Additionally, the Fund reserves the right to impose, on a future date, an “Early Repurchase Fee,” pursuant to which any repurchase of Fund Shares from a Shareholder which were held for less than one year (on a first-in, first-out basis) will be subject to a fee equal to 2.00% of the NAV of any Shares repurchased by the Fund that were held for less than one year (as described under “REPURCHASE AND TRANSFER OF SHARES” below).

d.	Risks. Please review the section to ensure that various risks associated with the Fund’s principal investments are adequately reflected in the Investment Strategy section. For example, the risks section discusses high-yield securities convertible securities, preferred securities, joint ventures, distressed and special situations and venture investments, etc. that are not mentioned in the strategy section. Conversely, various types of investments are described in the strategy section without providing specific risk disclosures related to such instruments.

Response: The Fund has reviewed the section and believes that the various risks associated with the Fund’s principal investments are adequately reflected in the Investment Strategy section.

4.	Summary of Fees and Expenses

a.	Please confirm the Fund will include any interest expense related to Fund borrowing in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

Response: To the extent applicable, the Fund will include any interest expense related to Fund borrowing in the fee table as required by General Instruction 8 to Item 3 of Form N-2.

b.	Please add disclosure to fee table footnote three providing the expiration date of the current Fee Waiver agreement.

United States Securities and Exchange Commission
March 20, 2024

Response: As part of the fund administrator transition from PPB Capital Partners, LLC to UMB Fund Services, Inc., the expense limitation and reimbursement arrangement between the Fund and PPB Capital Partners, LLC has been terminated and all references thereto have been removed.

c.	Please confirm whether the fees waived by the Fund and Fund Administrator will be subject to recoupment. If so, please disclose the terms of recoupment and ensure the recoupment period is limited to three years from the date of the waiver/reimbursement. Please also disclose that any recoupments would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture.

Response: Please see response to 4.b. above.

d.	Please confirm whether any of the Corporate Subsidiaries or REIT Subsidiaries will be charging a management fee. If so, please confirm in correspondence that the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table.

Response: The Fund does not presently have or intend to invest through Corporate Subsidiaries or REIT Subsidiaries. To the extent that a subsidiary charges a management fee, and to the extent applicable, such management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table.

e.	Please explain supplementally whether the Acquired Fund Fees and Expenses line item in the Fee Table assumes 0% management fees for any portion of Fund assets allocated to Private Markets Investment Funds; if so, explain why such assumption is appropriate. Please explain supplementally how the set of assumptions in the last sentence of footnote 3 impact the AFFE percentage that is disclosed in the Fee Table.

Response: The Acquired Fund Fees and Expenses line item in the Fee Table does not assume 0% management fees for any portion of Fund assets allocated to Private Markets Investment Funds. The Fund further notes the disclosure in the last sentence of footnote 3 is consistent with Instruction 10.b to Item 3 of Form N-2 which, in relevant part, provides “Acquired Fund expenses do not include any expenses (i.e., performance fees) that are calculated solely upon the realization and/or distribution of gains, or the sum of the realization and/or distribution of gains and unrealized appreciation of assets distributed in-kind.”

United States Securities and Exchange Commission
March 20, 2024

5.	Investment Program (p. 20)

Fundamental Policies. The discussion of the Fund’s fundamental investment policies is limited to the statement of additional information. Please add a discussion of such policies to the prospectus in accordance with item 8.2. of Form N-2.

Response: The Fund’s Prospectus currently states that “[t]he investment objective of the Fund is non-fundamental and, therefore, may be changed without Shareholder approval. For a complete description of the Fund’s fundamental policies, see ‘Investment Objectives and Restrictions - Fundamental Investment Restrictions’ in the SAI.” The Fund believes that this disclosure is responsive to Item 8.2 of Form N-2 and consistent with industry practice.

6.	Types of Investments and Related Risks – Conflicts of Interest

On page 45, the disclosure states that that “[c]ross transactions between the Fund and other of the Adviser’s clients may give rise to a conflict of interest between the Fund and those of the other parties to the transaction.” Please explain supplementally how such cross trades will be structured to comply with Section 17 of the Act.

Response: The Fund does not presently intend to enter into cross transactions between the Fund and other of the Adviser’s clients but, in the event the Fund does enter into cross transactions with other of the Adviser’s clients, to the extent applicable, such cross trades will be structured to comply with Section 17 of the Act.

United States Securities and Exchange Commission
March 20, 2024

7.	Types of Investments – Subsidiaries

The Registration Statement states on page 26 that the Fund may acquire its private equity investments through wholly-owned subsidiaries. On pages S-9 and S-17 of the SAI, the Fund states that it may invest in entities that are wholly-owned or controlled directly or indirectly by the Fund.

Please note that “subsidiary,” when used in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2) primarily engages in investment activities in securities or other assets. With regard to any subsidiary of the Fund, please disclose that:

a.	The Fund complies with the provisions of the Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;

Response: The Fund has added the foregoing disclosure.

b.	The Fund will comply with the provisions of the Act governing capital structure and leverage (Section 18) on an aggregate basis with the subsidiary so that the Fund treats the subsidiary’s debt as its own;

Response: The Fund has added the foregoing disclosure.

c.	Any investment adviser to the subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined;

Response: The Fund has added the foregoing disclosure.

d.	The subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Also, please identify the custodian of the subsidiary;

United States Securities and Exchange Commission
March 20, 2024

Response: The Fund has added the foregoing disclosure.

e.	The subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a subsidiary should reflect aggregate operations of the entity and the subsidiary;

Response: The Fund has added the foregoing disclosure.

f.	As noted above, “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than entities wholly-owned by the Fund. “Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the Act , and (2) the Fund’s control of the unregistered entity is greater than that of any other person;

Response: The Fund does not presently intend to only invest through wholly-owned Subsidiaries.

g.	Please also confirm in correspondence that: (1) if the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

United States Securities and Exchange Commission
March 20, 2024

Response: The Fund confirms that, to the extent applicable: (1) if the subsidiary is wholly-owned, the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table requested below; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder; and (4) the financial statements of the subsidiary will be consolidated with those of the fund.

8.	Types of Investments and Related Risks (p. 27)

a.	Clarify to the staff whether the Fund will make unfunded commitments to private funds. If so, please add disclosure explaining how unfunded commitments factor into the Fund’s principal investment strategies. Further, add risk disclosure to the relevant section of the prospectus detailing the risks associated with unfunded commitments.

Response: It is unclear what the Staff means by the term “unfunded commitments.” However, the Fund intends to make capital commitments to private funds solely to the extent that it has sufficient asset coverage to satisfy the totality of such commitments at the time of investment.

b.	Repurchase Policy Risks. The Fund discloses that the Adviser may borrow money to finance repurchases of Shares. Please make the fact that the Fund may incur debt to finance repurchases more prominent and include this repurchase policy in the Summary of Terms. Moreover, when using the term shares in this particular section and anywhere else in the private placement memorandum, format as the defined term “Shares,” as applicable.

Response: The Fund has made the requested changes.

c.	Repurchase Policy Risks. Please expand the discussion of repurchase offers risk to include the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2, Guide 10.

United States Securities and Exchange Commission
March 20, 2024

Response: The Fund believes the existing disclosure under “Taxation of Shareholders – Sales, Exchanges, or Redemptions” adequately addresses such risks and has added a cross reference to such disclosure under “Repurchase Policy Risks.”

9.	Repurchase and Transfer of Shares

The Fund outlines its repurchase procedures on page 60. Please clearly disclose at the outset of the repurchase section that in no case will the Fund make full cash payment of all consideration offered in the repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer, except that full payment of a 5% annual audit holdback may be made no later than 2 business days after completion of the annual audit. Further, the staff does not believe that the issuance of a non-interest bearing and non-transferable promissory note has any effect on or implications for prompt payment and is concerned that it may confuse shareholders. If the Fund nevertheless determines to retain this feature, please disclose (a) the purpose and any legal effect of this issuance, which appears to merely evidence an obligation to make a cash payment which already exists under federal law, and (b) that the terms of the promissory note will include the Fund’s obligation to make full cash payment of all consideration offered in the repurchase offer no later than 65 days after the last day that shares may be tendered, except that full payment of the 5% annual audit holdback will be made no later than 2 business days after completion of the annual audit.

Response: Entities in which the Fund may invest, such as private funds, do not provide complete and final valuation information to the Fund until after the Fund’s Repurchase Date, so the Fund is unable to calculate the NAV for such repurchases until such information is received. Accordingly, the Fund has added the requested disclosure as follows:

In no case will the Fund make full cash payment of all consideration offered in the repurchase offer later than 60 days after the Repurchase Date, except that full payment of a 5% annual audit holdback may be made no later than 2 business days after completion of the annual audit. The legal effect of the issuance of a promissory note is to evidence the Fund’s obligation to make a cash payment. Further, the terms of the promissory note will include the Fund’s obligation to make full cash payment of all consideration offered in the repurchase offer no later than 60 days after the last day that shares may be tendered, except that full payment of the 5% annual audit holdback will be made no later than 2 business days after completion of the annual audit.

United States Securities and Exchange Commission
March 20, 2024

10.	Statement of Additional Information

The Fund provides a defined term – “Corporate Subsidiaries” –for which it may acquire private equity investments only on page S-9. The Fund redefines Corporate Subsidiaries with different language on page S-17. Please provide a consistent definition of subsidiaries, which should align with the definition set forth above, and use this definition when it is first introduced in the Registration Statement (see page 26).

Response: The Fund has made the requested changes.

*        *        *

Should you have any questions or require additional information, please do not hesitate to contact me at 917-805-1818 or john.ramirez@practus.com.

Sincerely,

/s/ John F. Ramírez

John F. Ramírez
Practus, LLP